Filed by Aviat Networks, Inc. pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Ceragon Networks Ltd.
Commission File No.: 000-30862

June 27, 2022 Aviat Networks Proposes to Acquire Ceragon Networks Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

AVIAT NETWORKS DISCLAIMERS Forward-Looking Statements The information contained in this document includes forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitations, Aviat Networks’ beliefs and expectations regarding the proposed transaction between Aviat Networks, Inc. (“Aviat Networks”) and Ceragon Networks Ltd. (“Ceragon”), and the expected benefits related thereto and the results of the requested extraordinary general meeting of shareholders of Ceragon. All statements, trend analyses and other information contained herein regarding the foregoing beliefs and expectations and other statements identified by the use of forward-looking terminology, including, without limitation, "anticipate," "believe," "plan," "estimate," "expect," "goal," "will," "see," "continue," "delivering," "view," and "intend," or the negative of these terms or other similar expressions, constitute forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based on estimates reflecting the current beliefs, expectations and assumptions of the senior management of Aviat Networks regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this document. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the following: the ability of Aviat Networks to consummate a transaction with Ceragon on favorable terms or at all; the results of the extraordinary general meeting of the shareholders of Ceragon; the possibility that Aviat Networks may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Ceragon’s operations with those of Aviat Networks; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees may be difficult; the impact of COVID-19 on our business, operations and cash flows; continued price and margin erosion as a result of increased competition in the microwave transmission industry; the impact of the volume, timing, and customer, product, and geographic mix of our product orders; the timing of our receipt of payment for products or services from our customers; our ability to meet projected new product development dates or anticipated cost reductions of new products; our suppliers’ inability to perform and deliver on time as a result of their financial condition, component shortages, the effects of COVID-19 or other supply chain constraints; the effects of inflation and the timing and extent of changes in the prices and overall demand for and availability of our inputs; customer acceptance of new products; the ability of our subcontractors to timely perform; weakness in the global economy affecting customer spending; retention of our key personnel; our ability to manage and maintain key customer relationships; uncertain economic conditions in the telecommunications sector combined with operator and supplier consolidation; our failure to protect our intellectual property rights or defend against intellectual property infringement claims by others; the results of our restructuring efforts; the ability to preserve and use our net operating loss carryforwards; the effects of currency and interest rate risks; the effects of current and future government regulations, including the effects of current restrictions on various commercial and economic activities in response to the COVID-19 pandemic; general economic conditions, including uncertainty regarding the timing, pace and extent of an economic recovery in the United States and other countries where we conduct business; the conduct of unethical business practices in developing countries; the impact of polit ical turmoil in countries where we have significant business; the impact of tariffs, the adoption of trade restrictions affecting our products or suppliers, a United States withdrawal from or significant renegotiation of trade agreements, the occurrence of trade wars, the closing of border crossings, and other changes in trade regulations or relationships; and our ability to implement our stock repurchase program or the extent to which it enhances long-term stockholder value. For more information regarding the risks and uncertainties for Aviat Networks’ business, see "Risk Factors" in Aviat Networks’ Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") on August 25, 2021 as well as other reports filed by Aviat Networks with the SEC from time to time. Aviat Networks undertakes no obligation to update publicly any forward-looking statement, whether written or oral, for any reason, except as required by law, even as new information becomes available or other events occur in the future. Additional Information This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 or an exemption therefrom. In connection with any transaction between Aviat Networks and Ceragon that involves the issuance of Aviat Networks shares to the Ceragon shareholders, Aviat Networks will file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. 6/27/2022 Aviat Networks Confidential2 Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

AVIAT NETWORKS TABLE OF CONTENTS Offer Overview Benefit to Ceragon Shareholders Opportunity of Combined Companies Synergy Potential Combined Company Financial Overview Path Forward 3 Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

AVIAT NETWORKS AVIAT NETWORKS OFFERS TO ACQUIRE CERAGON TO CREATE A LEADING WIRELESS TRANSPORT SPECIALIST All cash offer of $2.80 per share represents a compelling immediate and certain value to Ceragon shareholders versus continued execution risk following record of value destruction Combination creates a global wireless transport specialist that can compete effectively against generalists across all markets and verticals Enhanced scale of combined company benefits from complementary technological expertise and significant cost savings potential Advances Aviat’s strategic plan and is expected to be accretive to shareholders in the first year 4 Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

AVIAT NETWORKS TRANSACTION SUMMARY 5 Transaction Consideration Per Share Consideration Process and Timeline ✓ Creates a global leader in microwave backhaul and wireless transport technology ✓ Combines complementary markets, customers, and expertise for a highly synergetic acquisition ✓ Expected to be accretive to Aviat shareholders in the first year ✓ $2.80 per share ✓ All cash offer funded through cash on hand and debt ✓ Equity value of $235 million and implied enterprise value of $258 million ✓ Aviat owns over 5% of Ceragon’s shares outstanding and called for an extraordinary shareholder meeting to elect a refreshed board of directors ✓ If the proposed changes to the board are approved by shareholders, Aviat hopes to engage with Ceragon in its proposed offer ✓ Once a merger agreement is reached, we expect the transaction to close within approximately six months Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

Filed by Aviat Networks, Inc. pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Ceragon Networks Ltd.
Commission File No.: 000-30862

LEVERAGE COMBINED STRENGTHS TO SCALE INTO A GLOBAL LEADER IN WIRELESS TECHNOLOGY

	Aviat Networks	Ceragon	Aviat Networks + Ceragon
	A global provider of wireless transport products and services for 5G, rural broadband, and private networks	A global innovator and leading solutions provider of 5G wireless transport	The leading global wireless transport specialist
Scale LTM Revenue	$297M	$293M	$590M
Complementary Geographies	66% North America 34% ROW	16% North America 84% ROW	42% North America 58% ROW
Enhanced Financials	Adj. EBITDA: 12%	Adj. EBITDA: 6%	Adj. EBITDA: 15%+ *Post-Synergies, Year 3 Goal

Merger of complementary businesses creates scale to enhance profitability & drive growth

Customers	Markets	Technology	Operational	Strategic
Increased Scope of Supply and Execution	Enhanced Geographic & Verticals Presence	Complete Portfolio: Chips + Software + Supply Chain	Process Excellence & Service Delivery	Stronger Foundation for Diverse Growth

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AVIAT NETWORKS

AVIAT NETWORKS 0 50 100 150 200 250 300 Total Shareholder Return - Last 5 Years Russell 2000 Total Return (+33%) Ceragon Total Return (-12%) CERAGON SHAREHOLDERS DESERVE BETTER Ceragon’s existing strategy is destroying shareholder value and presents significant execution risk going forward • The company’s management lacks the ability to extract value from its product portfolio • Ceragon is struggling with delays in product development of its next generation of chip, resulting in wasted time and money • The current board of directors does not have the best interest of shareholders in mind and has overseen market underperformance by 45% over the last five years 7 +33% -12% Source: S&P Capital IQ as of June 24, 2022. Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

AVIAT OFFERS A COMPELLING PREMIUM OFFER

Filed by Aviat Networks, Inc. pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Ceragon Networks Ltd.
Commission File No.: 000-30862

Aviat's offer presents immediate and certain value to Ceragon shareholders

- An offer of $2.80 per share represents a 51% premium to the company's 60-day volume weighted average price and a 48% premium to the company's 90-day volume weighted average price
- Aviat's board of directors and management team have spent significant time analyzing the benefits of the proposed transaction and believes that this transaction can deliver significant value to both sets of shareholders
- Aviat's management team has a proven track record of execution and believes that it can improve the financial performance of the combined company through increased scale and efficiency

Source: S&P Capital IQ as of June 24, 2022.

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AVIAT NETWORKS

Filed by Aviat Networks, Inc. pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Ceragon Networks Ltd.
Commission File No.: 000-30862

TRANSACTION CREATES A CLEAR SPECIALIST LEADER

Global Microwave and Millimeter Wave Revenues


Huawei
Ericsson
Aviat
+
CERAGON
Nokia
CERAGON
Aviat
NEC
SIAE
Others

Source: SkyLight Research as of 4Q21.

- Combined expertise will create best-of-breed solutions for customers
- Strong brand and reputation in each market sector and geography
- Economies of scale improve purchasing power and financial performance
- Large section of the market is dominated by generalist players – the increased scale from a combination of Aviat and Ceragon will open this portion of the market to competition

9

AVIAT NETWORKS

AVIAT NETWORKS COMBINATION WOULD ENABLE INCREASED CAPTURE ACROSS ATTRACTIVE END MARKETS 10 Modest growth in overall wireless transport with significant 5G market growth rates (41% CAGR) Source: Dell ’Oro $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 CY21 CY22 CY23 CY24 5G Wireless Transport Market Forecast ($M) 5G Private Networks Rural Broadband $73B+ in Available Funding Source: Sky Light Research, 2021 Wireless transport is ideal for rural communities and is lower cost, more reliable, and faster to deploy than fiber $423M TAM in USA rural broadband segment by 2024 (34% CAGR) ARPA Funding ($350B for US States’ water, sewer and broadband infrastructure). States upgrading their public safety communications to broadband Growth in Private LTE and Industrial IoT ($16B for Private LTE by 2025) Growing Complexity, Vendor Outsourcing Share of Wallet Opportunity Source: ABI Research Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

AVIAT NETWORKS COMPLEMENTARY GEOGRAPHIES AND VERTICALS 11 Minimal customer overlap Greater market vertical diversification between private networks, mobile network operators, and rural broadband providers Increased geographic exposure Reduced customer concentration North America 42% LATAM + APAC 37% Africa & Middle East 12% Europe 9% Combined Geographic Exposure Representative Combined Customers Benefits to Shareholders Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

Filed by Aviat Networks, Inc. pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Ceragon Networks Ltd.
Commission File No.: 000-30862

SIGNIFICANT SYNERGIES MAKES DEAL ATTRACTIVE FOR SHAREHOLDERS

Cost of Goods Sold

- Leverage expanded volume to drive margin expansion from supply chain sourcing and contract manufacturing
- Optimize working capital by reducing excess and obsolete inventory

Operating Expenses

- Align regional sales structures and go-to-market strategy
- Increase capture rate with combined volume proposition
- Eliminate duplication and dated process designs across R&D
- Consolidate and reduce corporate costs and overhead required to support

$35M COGS and OPEX savings opportunities

15%+ Pro Forma Adjusted EBITDA Margin (incl. synergies)*

*Reflects year 3 goal.

12 AVIAT NETWORKS

AVIAT NETWORKS COMBINATION OF DIFFERENTIATED ROADMAPS CREATES A COMPREHENSIVE SOLUTION FOR CUSTOMERS 13 Stronger Product Base; Extensive Synergy Opportunities • Aviat and Ceragon, once combined, have a complete product suite in all portfolio categories • Presents significant synergy opportunities through increased volume to leverage in operations and supply chain Complementary Technology Roadmaps • Differentiated product roadmaps means better combined value proposition for customers and addressable market capture • Save on research and development costs and focus budgets to strengthen technology leadership over competition A Combination of Aviat and Ceragon Would Deliver Best-in-Class Solutions to Customers and Open New Market Capture Opportunities to the Company Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

AVIAT NETWORKS COMBINED COMPANY FINANCIAL OVERVIEW 14 Aviat Networks LTM Financials Ceragon Networks LTM Financials Combined with Synergies Revenue $297M $293M $590M Gross Margin 36% 30% 36%* Operating Margin 9% 1% 12%* Adj. EBITDA Margin 12% 6% 15%+* Net Debt NA $22M ~$215M Net Debt / EBITDA NA 1.5x ~2.5x with synergy consideration Expect Transaction to be Accretive to Aviat Shareholders in the First Year *Reflects year 3 goal. Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

AVIAT NETWORKS As a 5% shareholder of Ceragon, Aviat Networks has called for an extraordinary shareholder meeting and nominated five new directors to expand board and replace three existing directors — Aviat Networks has publicly shared its desire to acquire Ceragon and its past efforts to engage the company in a negotiation towards a transaction that is mutually beneficial to both sets of shareholders Ceragon required to hold the extraordinary shareholder meeting by early September 2022 to allow shareholders to vote on the proposed changes to Ceragon’s Board of Directors Should the election of new board members be successful, Aviat hopes to engage with Ceragon and its refreshed Board of Directors on the proposed transaction — Deal could close within 4 to 6 months of an agreement A CLEAR PATH TO CLOSE 15 June 27, 2022 Late Summer 2022 Fall 2022 Aviat Remains Committed to Establishing a Dialogue with Ceragon on the Proposed Transaction Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

W W W . AV I AT N E T W O R K S . C O M Filed by Aviat Networks, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Ceragon Networks Ltd. Commission File No.: 000-30862

Filed by Aviat Networks, Inc. pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Ceragon Networks Ltd.
Commission File No.: 000-30862

APPENDIX: MAXLINEAR AND AVIAT COLLABORATE ON NEW CHIP

- Aviat has partnered with MaxLinear on a new SoC (system on chip)
- Based on latest generation of technology, this will be the most capable modem chip ever created
- Secures technology leadership

Aviat NETWORKS

MAXLINEAR

MaxLinear Wideband Modem to Enable Backhaul Networks that Accelerate 5G Deployments

- *Fully integrated SoC enables greater capacity, superior reach and lowest total cost of ownership to wireless transport networks.*

June 27, 2022

CARLSBAD, Calif.--(BUSINESS WIRE)-- MaxLinear, Inc. (NASDAQ: MXL), announced the next-generation MODEM development within its MxL852xx product line. This fully integrated System on Chip (SoC), is designed for wireless transport networks. MaxLinear, in collaboration with Aviat Networks (NASDAQ: AVNW), created the single-chip solution to enable network OEMs and operators to deliver ultra-high-capacity payloads, over longer distances, with the lowest possible total cost of ownership (TCO).

Aviat Enjoys Technology Leadership with Current Portfolio of Products and Will Maintain That Leadership into the Foreseeable Future

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AVIAT NETWORKS